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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ruan Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Grand Avenue, 3300 Ruan Center
(No. and Street)

Des Moines (City) Iowa (State) 50309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Smith (515)245-3869
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG,LLP
(Name – *if individual, state last, first, middle name*)

666 Grand Avenue, Suite 2500 (Address) Des Moines (City) Iowa (State) 50309 (Zip Code)

SEC Mail Processing Section FEB 2 6 2009 Washington, DC 100

SEC Mail Processing Section FEB 2 6 2009 Washington, DC 100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ruan Securities Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel C Smith
Signature

Controller
Title

SHIRLEY A. BROWN
Commission Number 10
My Commission Expires
5-14-2010

Shirley A Brown
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Independent Auditors' Report

The Board of Directors
Ruan Securities Corporation:

We have audited the accompanying statement of financial condition of Ruan Securities Corporation (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ruan Securities Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 19, 2009

RUAN SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	2,526,700
Receivable from clearing firm		5,030,186
Accrued interest receivable		10,688
Marketable securities owned, at market value		614,891
Federal taxes receivable		129,000
Prepaid expenses		27,565
Property and equipment, net of accumulated depreciation of $160,141		90,276
Goodwill		1,127,420
Total assets	$	9,556,726

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	969,556
Payable to clearing firm		643,076
State taxes payable		64,000
Deferred tax liability		18,000
Total liabilities		1,694,632
Stockholders' equity:		
Preferred stock, $1 par. Authorized 10,000,000 shares; issued none		—
Class A common stock, $1 par. Authorized 10,000,000 shares; issued and outstanding 1,745,000 shares		1,745,000
Class B common stock, $1 par. Authorized 10,000,000 shares; issued none		—
Additional paid-in capital		1,153,901
Retained earnings		4,963,193
Total stockholders' equity		7,862,094
	$	9,556,726

See accompanying notes to financial statements.

RUAN SECURITIES CORPORATION

Statement of Operations

Year ended December 31, 2008

Revenues:		
Net dealer inventory and investment gains	$	6,415,070
Commissions		43,890
Interest on bond obligations		237,045
Bond underwriting consulting fees		196,650
Other, including taxable interest		73,469
		6,966,124
Expenses:		
Compensation and employee benefits (note 9)		4,593,146
Communications (note 5)		26,979
Building and office equipment rental (notes 4 and 5)		178,447
Depreciation		31,890
Dues and publications		96,098
Promotional		36,176
Clearing charges		59,781
Professional fees		19,772
Interest		64,763
Office supplies		14,128
Travel		58,695
Other operating expenses		184,061
		5,363,936
Income before income taxes		1,602,188
Income taxes (note 6)		639,000
Net income	$	963,188

See accompanying notes to financial statements.

RUAN SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity

Year ended December 31, 2008

		Preferred stock	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2007	$	—	1,745,000	—	1,153,901	4,000,005	6,898,906
Net income		—	—	—	—	963,188	963,188
Balance at December 31, 2008	$	—	1,745,000	—	1,153,901	4,963,193	7,862,094

See accompanying notes to financial statements.

RUAN SECURITIES CORPORATION

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net income	$	963,188
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		31,890
Deferred taxes		1,000
Change in assets and liabilities:		
Receivable from clearing firm		(205,762)
Risk deposit		99,529
Accrued interest receivable		8,147
Accounts receivable		6,974
Securities purchased		(409,759,657)
Securities sold		410,812,391
Prepaid expenses		2,395
Income taxes receivable		(109,534)
Income taxes payable		16,471
Payable to clearing firm		(1,030,941)
Accounts payable and accrued expenses		355,146
Cash provided by operating activities		1,191,237
Cash flows used in investing activities:		
Purchase of property and equipment		(7,677)
Cash used in investing activities		(7,677)
Net increase in cash		1,183,560
Cash at beginning of year		1,343,140
Cash at end of year	$	2,526,700
Supplemental disclosures of cash flow information:		
Cash paid during the year for interest	$	64,673
Cash paid during the year for income taxes		731,063

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies and Related Matters

(a) Description of Business

Ruan Securities Corporation (the Company) operates as a fully disclosed, nonclearing registered broker and dealer in securities under the Securities Exchange Act of 1934. Common stock of the Company is owned by its parent, BTC Financial Corporation.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(c) Accounting for Security Transactions and Valuation

Securities transactions are recorded on a trade date basis, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities owned are valued at fair value as outlined in note 7.

(d) Borrowings from Clearing Firm

Interest expense is incurred in the normal course of business on inventory levels that exceed margin deposit balances held at the Company's clearing firm. The interest rates during the year ranged from 6.75% to 6.25%. At December 31, 2008, the margin account exceeded inventory levels.

(e) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(f) Underwriting Fees

Underwriting fees arise from security offerings in which the Company acts as an underwriter or agent. Underwriting fees are recognized at the time the underwriting is completed and the income is determinable.

(g) Property and Equipment

Property and equipment are stated at cost. Depreciation is provided primarily using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

(h) ***Income Taxes***

The Company's taxable income is included in the consolidated federal income tax return of its parent company, BTC Financial Corporation. Income tax expense or benefit is determined by assuming that each company in the consolidated group filed separate tax returns. The Company calculates its current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company has elected to defer the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, as allowed by FASB Staff Position No. FIN 48-3, *Effectived Date of FASB Interpretation No. 48 for Certain Non-Public Enterprises*. The Company does not expect this to materially impact the financial statements when adopted.

(i) ***Common Stock***

Class B common stock has no voting power, except as otherwise required by law. No dividends are payable on the common stock until all dividends on the preferred stock, if any outstanding, have been paid.

(2) Receivable from and Payable to Clearing Firm

Amounts receivable from the Company's clearing firm at December 31, 2008, consists of $4,500,000 in cash on deposit for future securities transactions and $530,186 related to the completed security transactions for which cash has not been transferred to the Company. Amounts payable to clearing firm of $643,076 represents the cost of marketable securities owned at December 31, 2008.

(3) Marketable Securities Owned

Marketable securities owned consist of $614,891 in state and municipal obligations. All marketable securities owned are recorded at market value.

(4) Commitments under Operating Leases

The Company is obligated under operating leases for office space and office equipment (see note 5). Rent expense for office space and office equipment under lease arrangements was $177,096 and $1,350, respectively, for the year ended December 31, 2008. Future minimum lease payments under noncancelable operating leases as of December 31, 2008 were as follows:

Year ending December 31:		
2009	$	175,084
2010		175,084
2011		175,084
2012		175,084
2013		174,599
Thereafter		348,227
Total minimum payments required	$	1,223,162

(5) Related-Party Transactions

The Company leases office space and rents parking space from affiliates. Rental expense to these affiliates totaled $177,096 and $1,526, respectively, for the year ended December 31, 2008.

The Company pays medical, dental, and long-term disability insurance for its employees through Bankers Trust Company, a company under common control. Insurance expense for the year ended December 31, 2008 was $124,556. In addition, the Company paid Bankers Trust Company $1,728 and $9,203 in administrative fees for insurance benefits and the 401(k) retirement plan, respectively. Telephone expenses of $18,382 were paid by the Company to Ruan, Inc., a company under common control, for the year ended December 31, 2008. Charitable contributions in the amount of $50,000 were made during 2008 to World Food Prize, a charitable organization under common control.

(6) Income Taxes

Income tax expense for 2008 consisted of the following:

		Federal	State	Total
Current	$	441,000	197,000	638,000
Deferred		(1,000)	2,000	1,000
	$	440,000	199,000	639,000

Total income tax expense for the year ended December 31, 2008 differs from the amount of income tax expense computed by applying the normal U.S. federal income tax rate of 35% to income before income tax expense. The reasons for such differences were as follows:

Computed "expected" tax expense	$	561,000
State income taxes, net of federal taxes		130,000
Tax-exempt interest		(48,000)
Other		(4,000)
	$	639,000

Deferred tax liability of $18,000 at December 31, 2008 is a result primarily of temporary differences relating to depreciation expense.

(7) Fair Value of Financial Instruments

On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value and expands the disclosures about fair value measurement.

The Company holds certain assets that are required to be measured at fair value on a recurring basis. These include the Company's investment in state and municipal obligations included in marketable securities owned. The fair values of these assets are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. The Company is required to group its assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The Company's fair value disclosures exclude certain nonfinancial assets and liabilities which are deferred under the provisions of FASB Staff Position 157-2. These include long-lived assets and goodwill which are recorded at fair value only upon impairment. The FASB's deferral is intended to allow additional time to consider the effect of various implementation issues relating to these nonfinancial instruments and defers disclosure under SFAS 127.

All investments are valued using quoted market prices for identical instruments in markets that are not active, and are therefore level 2 in the FAS 57 hierarchy,

The carrying amounts reported on the balance sheet for cash, other receivables, and other payables approximate their fair values due to the short-term nature of these instruments.

(8) Regulatory Matters

(a) Focus Report

The Company's stockholders' equity, as reported in the financial statements, is equal to that reported in the schedule accompanying the financial statements and the amended Form X-17A-5, Parts II and IIA.

(b) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6.67% of "aggregate indebtedness," as defined. Net capital and the net capital ratio fluctuate on a daily basis; however, at December 31, 2008, the Company had a ratio of aggregate indebtedness to net capital of 0.16 to 1.00 with a minimum net capital requirement of $250,000 and aggregate indebtedness and net capital of $1,051,556 and $6,392,787, respectively.

(9) Employees' 401(k) Savings Plan

The Company participates in a defined contribution 401(k) plan (the Plan) administered by Bankers Trust Company, a company under common control. The Plan is available to employees who meet certain eligibility requirements. Employees are allowed to contribute up to the maximum allowed (under 50 years of age – $15,500; over 50 years of age – $20,500 in 2008) of pretax compensation into the Plan. For the plan year ended December 31, 2008, the Company contributed $101,721 to the Plan.

Employees are immediately 100% vested in both their contributions and the employer matching contributions.

(10) Commitments

At December 31, 2008, the Company was committed to purchase approximately $1,140,000 and sell approximately $5,770,000 of bonds under various commitments. The amount of the commitments did not differ materially from the anticipated fair value of such securities.

(11) Goodwill

The carrying amount of goodwill at December 31, 2008 was $1,127,240. In accordance with FASB Statement No. 142, *Goodwill and Other Intangibles*, the Company is required to test goodwill for impairment annually. The results of the 2008 test did not require the Company to recognize an impairment loss.

(12) Subsequent Event

On January 21, 2009, the Company entered into an agreement to sell certain assets of the Company and to cease operations as a broker and dealer in securities for a purchase price of $1,250,000.

Schedule 1

RUAN SECURITIES CORPORATION

Computation of Net Capital under Rule 15c3-1

December 31, 2008

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	969,556
State taxes payable		64,000
Deferred tax liability		18,000
Aggregate indebtedness	$	1,051,556
Net capital:		
Stockholders' equity	$	7,862,094
Deductions and/or charges:		
Nonallowable assets		(1,374,261)
Net capital before haircuts on trading securities		6,487,833
Haircuts on trading securities, computed pursuant to Rule 15c3-1(f)		(95,046)
Net capital	$	6,392,787
Minimum net capital (greater of $250,000 or 6.67% of aggregate indebtedness)	$	250,000
Ratio of aggregate indebtedness to net capital		16.45%

See accompanying independent auditors' report.

Schedule 2

RUAN SECURITIES CORPORATION

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2008

The Company has elected exemption under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

See accompanying independent auditors' report.

KPMG

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Independent Auditors' Report on Internal Accounting Control

The Board of Directors
Ruan Securities Corporation:

In planning and performing our audit of the financial statements of Ruan Securities Corporation (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 19, 2008